Exhibit 99.1

AspenTech Employee Q&A
Agreement Between AspenTech and Emerson

1)	What has been announced?
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On January 27, 2025, AspenTech and Emerson jointly announced an agreement under which Emerson will acquire all outstanding shares of common stock of AspenTech not already owned by Emerson for a price of $265 per share. Upon the closing of the transaction, AspenTech will become a wholly owned subsidiary of Emerson. The press release detailing this news can be found here.

2)	How did this agreement between AspenTech and Emerson come about?
•	As previously announced on November 5, 2024, Emerson made a proposal to acquire all outstanding shares of AspenTech not already owned by Emerson for a price per share of $240.
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On November 20, 2024, AspenTech announced it had subsequently established a Special Committee to run a thorough, robust, and independent process to evaluate Emerson’s proposal.  The AspenTech Special Committee worked with independent financial advisors and legal counsel throughout the process.

•	This process included engaging in extensive discussions with Emerson, as well as listening to feedback from minority shareholders.
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As a result of this process, AspenTech and Emerson reached an agreement under which Emerson will acquire all outstanding shares of common stock of AspenTech not already owned by Emerson for $265 per share pursuant to an all-cash tender offer.

3)	How was the price for the transaction reached?
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The agreement was reached as a result of the process led by a special committee of the AspenTech Board of Directors composed of three independent and disinterested directors and followed extensive discussions with Emerson and listening to feedback from our minority shareholders.

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‘Minority shareholders’ include any shareholder other than Emerson.  Emerson is the majority AspenTech shareholder and currently owns approximately 57% of AspenTech’s outstanding shares of common stock.

4)	What is required from AspenTech shareholders in order for the transaction to close?
•	Following the unanimous recommendation of the Special Committee, AspenTech’s Board approved the transaction. The transaction has also been unanimously approved by the Emerson Board of Directors.
•	The AspenTech Board is recommending that all minority AspenTech shareholders tender their shares in the tender offer.
•	A majority of AspenTech shares that are not owned by Emerson or certain affiliates of Emerson and AspenTech must be tendered for the transaction to close.

5)	When will the transaction close? What are the requirements to close?
•	We anticipate that the transaction will close in the first half of calendar year 2025, subject to the satisfaction of customary closing conditions.
•	A majority of AspenTech shares that are not owned by Emerson or certain affiliates of Emerson and AspenTech must be tendered before the transaction can close.

6)	Will AspenTech stock continue to be traded on the NASDAQ?
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Upon the closing of the transaction, anticipated in the first half of the calendar year 2025, AspenTech will become a wholly owned subsidiary of Emerson and AspenTech common stock will cease to trade on the NASDAQ.

7)	What is Emerson’s rationale for acquiring the remaining outstanding shares of AspenTech?
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The combination of Emerson and AspenTech would advance key initiatives, create new opportunities through full integration as a single company and further accelerate Emerson’s industrial software strategy, including:

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Accelerates Realization of Software-Defined Control: Developments over the past 3 years have proven the value and feasibility of software-defined control.  A single integrated organization would benefit Emerson as it designs seamless hardware plus software solutions for its customers.

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Enhances Alignment Between Emerson and AspenTech for Additional Synergy Realization: As a single company leveraging the proven Emerson Management System, there will be opportunities for immediate additional cost efficiencies from the transaction. Commercially, the proposed transaction drives greater alignment, collaboration and integration, to allow Emerson and AspenTech to invest, innovate and cross-sell more effectively and drive further sales synergies over time.

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Strengthens Combined Automation Software Offering: As a single integrated business, Emerson will have a highly differentiated automation software business globally with software addressing the entire lifecycle of automating complex operations, from design and engineering to production and asset optimization.

8)	What does this news mean for employees?
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The driving force behind our success over the past 40+ years has always been the expertise, talent, and dedication of AspenTech’s employees. It is the exceptional work by everyone across the company that makes AspenTech the industrial software leader it is today.

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Emerson values the unmatched domain expertise and continuous innovation of AspenTech’s employees.  This will be key to the objective of driving greater alignment, collaboration and integration, to allow Emerson and AspenTech to invest, innovate and cross-sell more effectively and drive further sales synergies over time.

•	We are continuing to execute on our objectives and operating in the normal course. It remains business as usual.

9)	Why didn’t you tell us about this sooner?
•	We are a public company and due to disclosure requirements and restrictions, we were not able to do so.
•	We are committed to providing relevant updates as the process moves forward and as we are able to do so.

10)	Will there be workforce reductions?
•	Until the transaction closes, our companies will continue to operate separately.
•	We believe this combination will create many opportunities for growth and success for AspenTech employees. Emerson recognizes the value of our employees and is excited to welcome our talented team.
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As the process allows, integration planning teams consisting of representatives from both companies will prepare thoughtful plans to bring the best of our two companies together to achieve the strategic rationale behind the agreement.

11)	Will my compensation or benefits change?
•	We remain committed to providing competitive compensation and benefits as part of a total rewards package.
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No significant compensation or benefit changes are expected prior to closing. Changes in benefits that may result from the integration will be clearly communicated as additional information becomes available.  It is our objective for the integration to be as smooth as possible for our employees.

12)	Will this impact our bonus program, bonus metrics and any payouts?
•	H1 FY25 bonus payouts will be paid to eligible employees between February and March depending on country payroll cycles.
•	We are not contemplating any changes to our FY25 bonus plan at this time.
•	We remain committed to providing competitive compensation and benefits.

13)	If I hold AspenTech stock, what should I expect if the transaction closes?
•	If you are an AspenTech shareholder, you will receive a cash payment at the agreed price of $265 per share owned.

14)	What will be the impact on our equity programs? What does this do to any unvested RSUs, PSUs or stock options I have been awarded?
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The Merger Agreement covers conversion of unvested AspenTech Restricted Stock Units (RSUs) and Performance Stock Units (PSUs) into Emerson Restricted Stock Units as well as the treatment of Stock Options which will be cancelled for cash to the extent the option has an exercise price less than $265 per share.  Details can be found here.

•	Over the coming weeks, further information will be provided.

15)
Regarding the Employee Stock Purchase Plan (ESPP), if I have withdrawals from my biweekly pay during the contribution period (which is January - June), what happens to that funding as we will likely close prior to the purchase of said shares?

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The final purchase period under the ESPP will end on June 30, 2025.  If the transaction closes prior to June 30, 2025, the purchase period will end early, shortly before closing. In either case, withdrawals will be used to purchase shares of AspenTech at the end of the purchase period. Therefore, the last purchase of shares under the ESPP will occur prior to closing. Following the end of the final purchase period, the ESPP will terminate and there will be no further contributions.

16)	What are the integration plans?
•	The transaction is expected to close in the first half of calendar year 2025, and until then both companies will continue to operate separately.
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As the process allows, integration planning teams consisting of representatives from both companies will prepare thoughtful plans to bring the best of our two companies together to achieve the strategic rationale behind the agreement.

•	We are focused on a successful and smooth transition and will communicate with you as we have updates to share.

17)	How will AspenTech be organized inside Emerson? Who will lead the AspenTech business?
•	It is early in the process and there are many details to be worked out as part of the integration planning process.
•	Right now, our entire team is focused on continuing to serve our customers and execute our innovation and strategic priorities.
•	We will maintain open communication with AspenTech employees and provide updates when available.

18)	Does my job/team/business unit/department change?
•	The announcement on January 27, 2025, is a step in the process to close the transaction, which we expect to happen in the first half of calendar year 2025.
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Until then, AspenTech and Emerson will each continue to operate separately. We should all stay focused on performing our role, supporting our customers and partners, and helping to achieve our Q3 FY25 results.

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As the process allows, integration planning teams consisting of representatives from both companies will prepare thoughtful plans to bring the best of our two companies together to achieve the strategic rationale behind the agreement.

•	We are focused on a successful and smooth transition and will communicate with you as we have updates to share.

19)	Does the work I do or decisions I make change during the sign to close period?
•	Between signing and closing, the agreement requires AspenTech to continue to conduct its operations in the ordinary course of business consistent with past practice.
•	This includes AspenTech using its reasonable best efforts to:
o	maintain and preserve intact its business and other authorizations issued by governmental authorities,
o	maintain its relationships with its customers, regulators and any other persons with which it has advantageous business relationships, including company employees, and
o	maintain and keep in good repair its material properties, assets and businesses.
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There are also specific restrictions which AspenTech is required to follow.  Your functional leaders will discuss these requirements within your function to ensure you are aware of any considerations related to your work.  If there is a question or clarification needed, please be sure to speak with your manager who can help escalate your question and provide appropriate direction.

20)	Will I start working with Emerson employees?
•	The announcement on January 27, 2025, is a step in the process to close the transaction, which we expect to happen in the first half of calendar year 2025.
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Until then, our companies will continue to operate separately. Existing collaboration should continue, but you should not coordinate with Emerson employees or engage with them directly regarding the pending transaction, unless you are specifically instructed to do so.

•	We encourage you to ask your manager if you have any questions.

21)	How will this impact AspenTech customers and partners?
•	Until the transaction closes, AspenTech and Emerson remain separate companies. Customers and partners should continue to work with their existing contacts at AspenTech.
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For over 40 years, AspenTech has helped customers make their operations more efficient to respond to changing end-market dynamics and address the dual challenge of meeting the demand for resources from a growing population, while also addressing their sustainability goals. Now, more than ever, our customers demand higher levels of efficiency and innovation to maximize their business performance, improve resiliency and achieve sustainability goals.

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Many AspenTech customers are already benefiting from the long-standing relationship between AspenTech and Emerson. This agreement will position AspenTech as an even stronger partner for our customers as well as an employer of choice for top talent.  Emerson understands our business and the criticality of AspenTech’ proven software and recognizes the value of our unmatched domain expertise and continuous innovation, all of which have successfully positioned AspenTech as an industrial software leader. This is a significant milestone in bringing our two companies together.

22)	What do I tell customers/partners?
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On January 28, 2025, an email was sent to all AspenTech customers and partners informing them of the agreement between AspenTech and Emerson, assuring them of our ongoing commitment to them and advising them to continue working with their existing AspenTech contacts.

•	We will provide further updates to customers and partners as is relevant moving forward.

23)	Can I talk about this with my friends and family?
•	News of the transaction was made public in a press release issued on January 27, 2025 [link]. It is important that you do not speculate further about the transaction.

24)	What should I do if someone from the media or an investor asks about the transaction?
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We ask that you do not respond to media or investor inquiries. If you receive any media inquiries, please pass their information on to AspenTech’s VP Corporate Communications, Aimee Rhone (aimee.rhone@AspenTech.com) and refer investors to AspenTech’s Investor Relations Director, Will Dyke (william.dyke@AspenTech.com)

25)	How will I stay informed?
•	We are committed to keeping you informed as appropriate throughout this process.
•	We are focused on a successful and smooth transition and will communicate with you as we have updates to share.
•	Our Q2 All Employee call will be held on February 6, as planned, and we will review our Q2 results and focus for the second half of FY25.